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                                                             Exhibit (13)(f)(1)

                               PURCHASE AGREEMENT

                  The ARCH Fund, Inc. (the "Fund"), a Maryland corporation with transferable shares, and BISYS Fund Services Ohio, Inc. ("BISYS Ohio"), an Ohio corporation, hereby agree with each other as follows:

                  1. The Fund hereby offers BISYS Ohio and BISYS Ohio hereby purchases 1 Class N share(s) of common stock, 1 Class N-Special Series 1 share(s) of common stock and 1 Class N-Special Series 2 share(s) of common stock, each such share representing an interest in the ARCH National Municipal Bond Portfolio (the "Portfolio") at a price of $10 per share for Class N common stock, $10 per share for Class N-Special Series 1 common stock and $10 per share for Class N-Special Series 2 common stock (such shares of common stock in the Portfolio being hereinafter known as the "Shares"). BISYS Ohio hereby acknowledges the purchase of the Shares and the Fund hereby acknowledges receipt from BISYS Ohio of funds in the aggregate amount of $30 in full payment for the Shares.

                  2. BISYS Ohio represents and warrants to the Fund that the Shares are being acquired for investment purposes and not with a view to the distribution thereof.

                  IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the 14th day of November, 1996.



                                            THE ARCH FUND, INC.

                                            By: /s/ Jerry V. Woodham
                                                --------------------------
                                            Title:  President



                                            BISYS FUND SERVICES OHIO, INC.

                                            By: /s/ Stephen G. Mintos
                                                ---------------------------
                                            Title: Executive Vice President